

RECEIVED
2006 SEP 19 P 12:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-34981

MISYS

SUPPL

12 SEPTEMBER 2006
FOR IMMEDIATE RELEASE

MISYS plc

ANNOUNCEMENT FROM THE INDEPENDENT COMMITTEE OF THE BOARD

On 25 July 2006, the Independent Committee of the Board of Misys plc ('Misys' or 'The Company') announced that it had received indicative offers for the Company and had concluded that it was in the best interests of shareholders to allow certain parties access to specific non-public information in order to carry out due diligence.

The Independent Committee has not yet received any proposals, which it considers should be put to shareholders, although discussions with various of these parties are continuing. There can be no guarantee that a formal offer for the Company will be made on terms that the Independent Committee would be prepared to recommend to shareholders.

The Independent Committee's primary objectives remain the maximisation of value for all shareholders and the minimisation of disruption to the business and employees, and it intends to assess all options for achieving these objectives.

A further announcement will be made in due course, as appropriate.

ENDS

ANALYST/INVESTOR ENQUIRIES

Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.co.uk

PROCESSED
SEP 25 2006
THOMSON FINANCIAL

MEDIA ENQUIRIES

Josh Rosenstock
Tel: +44 (0) 20 7368 2327
Mob: +44 (0) 7921 910 914
Email: josh.rosenstock@misys.co.uk

dlw 9/19

JPMorgan Cazenove, which is authorised by the Financial Services Authority, is acting exclusively for Misys and no one else and will not be responsible to anyone other than Misys for providing the protections offered to clients of JPMorgan Cazenove or for providing advice in relation to matters referred to herein.

About Misys plc
Misys plc (FTSE: MSY), the global software company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in-depth understanding of customers' markets and operational needs. In banking Misys is a market leader with over 1,200 customers, including 49 of the world's top 50 banks. In healthcare Misys is also a market leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Through Sesame, a wholly-owned subsidiary, the company is also a leading provider of support services to about 7,800 financial advisers in the UK. Misys employs around 6,000 people who serve customers in more than 120 countries. For more information, visit www.misys.com